UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number: 001-38764

Aptorum Group Limited

17th Floor, Guangdong Investment Tower

148 Connaught Road Central

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On December 17, 2018, Aptorum Group Limited (the “Company”) consummated its initial public offering (“IPO”) of 761,419 Class A Ordinary Shares, par value $1.00 per share (the “Class A Ordinary Shares”). The Company completed its IPO pursuant to the Company’s registration statement on Form F-1 (File No. 333-227198), originally filed with the Securities and Exchange Commission on September 5, 2018 (as amended, the “Registration Statement”). The Registration Statement was declared effective by the U.S. Securities and Exchange Commission on December 3, 2018 (the “Effective Date”). The shares were sold at a price of $15.80 per share, generating gross proceeds to the Company of approximately $12,030,420. Immediately following the consummation of the IPO and automatic conversion of the Notes and Bonds (as such terms are hereinafter defined), there were an aggregate of 6,537,269 Class A Ordinary Shares issued and outstanding. As a result of the IPO, the Class A Ordinary Shares now trade on the NASDAQ Global Market under the symbol “APM.”

In connection with the effectiveness of the Registration Statement and the closing of the IPO, the Company entered into the following agreements, forms of which were previously filed as exhibits to the Registration Statement:

●	Underwriting Agreement, dated December 14, 2018, (the “Underwriting Agreement”) among the Company, Boustead Securities, LLC (“Boustead”), China Renaissance Securities (HK) Limited (“CR”) and AMTD Global Markets Limited (“AMTD,” together with Boustead and CR, the “Underwriters”);

●	Warrant, dated December 17, 2018, between the Company and Boustead, pursuant to which Boustead may purchase up to 38,071 Class A Ordinary Shares at an exercise price of $18.96 per share; and,

●	Lock Up Agreements, dated December 14, 2018, between the Company and the persons listed on Schedule D to the Underwriting Agreement.

As disclosed in the Registration Statement, the Company previously closed two private offerings: (i) on May 15, 2018, the Company closed a private financing with certain investors who purchased an aggregate of approximately $1,600,400 Series A convertible notes, at a purchase price of $10,000 per note (the “Notes”), pursuant to a note purchase agreement and (ii) on April 6, 2018, the Company entered into a subscription agreement with one investor to whom the Company issued a $15,000,000 convertible bond (the “Bond”) on April 25, 2018. Upon the closing of the IPO and pursuant to the terms of the Notes and Bond, respectively, (i) all of the outstanding the Notes automatically converted into 230,252 Class A Ordinary Shares and (ii) 10% of the then-outstanding principal amount of the Bond automatically converted into 119,217 Class A Ordinary Shares.

In connection with the IPO, the Company issued a press release announcing the closing of the IPO, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2018

Aptorum Group Limited

By:	/s/ Ian Huen
Ian Huen
Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting Agreement dated December 14, 2018, among the Company, Boustead Securities, LLC, China Renaissance Securities (HK) Limited and AMTD Global Markets Limited
4.1	Warrant issued to Boustead Securities, LLC dated December 17, 2018
4.2	Form of Lock-up Agreement
99.1	Press Release

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